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                                  EXHIBIT 99.1

99.1. PRESS RELEASE

Contact:          Thomas G. O'Brien
                  Treasurer and Secretary
                  Amdocs Limited
                  (314) 957-8328

FOR IMMEDIATE RELEASE

              AMDOCS LIMITED REPORTS 79.1% INCREASE IN OPERATING INCOME IN FIRST
                             QUARTER OF FISCAL 1999

               Revenue Grows 51.8% to a New High of $131.4 Million

St. Louis, MO - January 25, 1999, Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 1998, revenue increased by 51.8% to $131.4 million from $86.6 million in the first quarter last year.

First quarter operating income grew 79.1% to $30.2 million. Operating income was favorably impacted by the 72.5% growth in license revenue in the quarter.

Net income increased 153.0% to $20.1 million, compared to $8.0 million in the first quarter last year. Diluted earnings per share for the quarter increased to $0.10, compared to $0.06 in the first quarter of fiscal 1998.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "The customer care and billing systems market in telecom continues to be vibrant. There is strong demand across the board -- in wireline and wireless, in voice and data, and in retail and wholesale. This demand is reflected in our revenues from customer care and billing, which in the first quarter grew 93.2%."

Naor added, "Demand is being generated both by new entrants and, even more so, by incumbent market leaders establishing new business units or replacing legacy systems. With new players entering their markets, these leading incumbents are demanding customized solutions that differentiate them from the competition. As reflected in some of our key wins this quarter, we have been utilizing our strengths in providing product-driven customized solutions, combined with proven upwards scalability, to foster our continued expansion in this key market segment. These same strengths are also creating opportunities for Amdocs in the wake of consolidation among telecom carriers."

Naor continued, "In all our key markets, especially the United States and Europe, telecom companies are faced with new challenges -convergence, provision of data services, customer retention, wholesale-retail separation, and the focus on corporate customers. These emerging developments are changing the way telecom companies do business and creating an excellent pipeline of demand for our products. As the result of our intensive and highly focused R&D efforts, we are consistently releasing new products such as churn management, the wholesale system, and customer hierarchy management, which are helping our customers achieve and maintain market supremacy."

Naor also noted that, "By staying totally focused on information systems

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for the telecom industry, we are perfectly positioned to maintain our leadership position and to expand market share. Our results this quarter continue to reflect strong growth. With our long-term customer relationships, visibility is exceptionally high. We have every reason to be confident going forward."

Amdocs is a leading provider of product-driven customer care and billing solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 3,200 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of successful projects with more than 60 major telecommunications companies throughout the world. For more information visit our Web site at www.amdocs.com

This press release may contain forward looking statements as defined under the Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

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                                 Amdocs Limited

                Consolidated Statements of Operations (Unaudited)

                      (US dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                             Three months ended
                                                                December 31,
                                                       ------------------------------
                                                          1998                 1997
                                                       ---------             --------
Revenue:
   License                                             $  15,040             $  8,721
   Service                                               116,385               77,837
                                                       ---------             --------
                                                         131,425               86,558

Operating expenses:
   Cost of license                                         1,323                3,212
   Cost of service                                        75,915               50,133
   Research and development                                8,379                5,321
   Selling, general, and administrative                   15,647               11,047
                                                       ---------             --------
                                                         101,264               69,713
                                                       ---------             --------
Operating income                                          30,161               16,845

Interest expense, net                                      1,315                2,323
Other expense (income), net                                   72               (1,325)
                                                       ---------             --------
                                                           1,387                  998
                                                       ---------             --------
Income before income taxes                                28,774               15,847

Income taxes                                               8,632                7,886
                                                       ---------             --------

Net income                                               $20,142               $7,961
                                                       =========             ========

Basic earnings per share                               $    0.10             $   0.06
                                                       =========             ========

Diluted earnings per share                             $    0.10             $   0.06
                                                       =========             ========

Weighted average number of shares - Basic                196,800              124,708
                                                       =========             ========

Weighted average number of shares - Diluted              198,905              127,292
                                                       =========             ========


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                                 Amdocs Limited
                           Consolidated Balance Sheets
                      (US dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                        December 31,           September 30,
                                                                            1998                    1998
                                                                        ------------           -------------
                                                                         (Unaudited)
ASSETS
Current Assets:
   Cash and cash equivalents                                              $  18,129               $ 25,389
   Accounts receivable, including unbilled of  $14,030 and  $10,331,
     respectively                                                           109,063                 79,723
   Accounts receivable from related parties, including unbilled of
     $0 and  $537, respectively                                              19,530                 10,235
   Deferred income taxes                                                     16,026                 14,534
   Prepaid expenses and other current assets                                 14,600                 11,991
                                                                          ---------              ---------
      Total current assets                                                  177,348                141,872

Equipment, vehicles and leasehold improvements, net                          54,305                 46,404
Deferred income taxes                                                         7,224                  7,773
Intellectual property rights                                                 22,707                 23,362
Other noncurrent assets                                                      20,926                 20,555
                                                                          ---------              =========
                                                                           $282,510               $239,966
                                                                          =========              =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
   Accounts payable and accrued expenses                                  $  54,136               $ 47,599
   Accrued personnel costs                                                   32,454                 29,948
   Short-term financing arrangements                                         75,708                 91,565
   Unearned revenue                                                          52,121                 29,241
   Short-term portion of capital lease obligations                            3,597                  2,952
   Forward exchange contracts                                                 5,782                  2,926
   Income taxes payable and deferred income taxes                            23,253                 21,919
                                                                          ---------              ---------
Total current liabilities                                                   247,051                226,150

Long-term forward exchange contracts                                          2,094                  2,222
Long-term portion of capital lease obligations                               11,217                  9,215
Other noncurrent liabilities                                                 24,733                 24,268

Shareholders' Equity (Deficit):
   Preferred Shares--Authorized 25,000 shares; (pound)0.01 par value; 0
     shares issued and outstanding                                                -                      -

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
   Ordinary Shares--Authorized 550,000 shares; (pound)0.01 par value;
     196,800 issued and outstanding                                              3,149              3,149
   Additional paid-in capital                                                  447,745            447,503
   Unrealized loss on derivative instruments                                    (3,626)            (1,495)
   Unearned compensation                                                        (7,896)            (8,947)
   Accumulated deficit                                                        (441,957)          (462,099)
                                                                              --------           --------
      Total shareholders' equity (deficit)                                      (2,585)           (21,889)
                                                                              --------           --------
                                                                              $282,510           $239,966
                                                                              ========           ========

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